January 12, 2006


United States Securities and Exchange Commission
100F Street, N.E.
Washington, D.C. 20549
Attention: Elaine Wolff; Branch Chief

Re:  Semotus Solutions, Inc.
     Registration Statement on Form S-3
     Filed December 27, 2005
     File No.: 333-130706

Dear Ms. Wolff:

This letter is in response to your comment letter dated January 6, 2006. We have amended our filing and responded to your two comments by making the requested changes in our Registration Statement on Form S-3. These changes can be found on page 17 in the second paragraph of the "Available Information" Section, and on page 20 in the entire "Undertakings" Section.

Please let me know if you have any further questions or comments.


Sincerely,

/s/ Tali Durant
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Tali Durant
General Counsel
Semotus Solutions, Inc.